SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON D.C. 20549
                            -------------------
                              SCHEDULE 14D-9/A

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)
                              ----------------

                             HELLO DIRECT, INC.
                         (Name of subject Company)

                             HELLO DIRECT, INC.
                     (Name of Person Filing Statement)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                       (Title of Class of Securities)

                                 423402106
                   (Cusip Number of Class of Securities)
                      --------------------------------

                            E. ALEXANDER GLOVER
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             HELLO DIRECT, INC.
                              5893 RUE FERRARI
                         SAN JOSE, CALIFORNIA 95138
                               (408) 972-1990
               (Name, Address, and Telephone Number of Person
              Authorized to Receive Notices and Communications
                   on Behalf of Person Filing Statement)

                                 Copies to:

                              Dean Witter III
                    Chief Financial Officer & Secretary
                             Hello Direct, Inc.
                              5893 Rue Ferrari
                         San Jose, California 95138
                               (408) 363-6158

                           Gregory C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                      525 University Avenue, Suite 220
                        Palo Alto, California 94301
                               (650) 470-4500

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

==============================================================================


         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on October 11, 2000, by Hello Direct, Inc., a Delaware corporation (the "Company") relating to the offer by GN Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of GN Great Nordic Ltd., a corporation formed under the laws of Denmark ("Great Nordic" or "Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share of the Company at a purchase price of $16.40 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2000, included in the Purchaser's Tender Offer Statement on Schedule TO, as amended, originally filed with the SEC on October 11, 2000, and in the related Letter of Transmittal.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         The information set forth in the twenty-second and twenty-third paragraphs of Item 4(b) is hereby amended and supplemented in its entirety to read as follows:

                  "On September 29, 2000, also in response to the Company's requests to submit revised proposals, the other party again proposed a stock-for-stock transaction at a nominal value of $17.00 per share. In this revised proposal the other party proposed to reduce (but not eliminate) the proposed delay in the announcement and consummation of the proposed transaction, and to reduce the termination fee payable in the event of termination of the transaction. However, in all other material respects, the proposal remained subject to the same conditions as the other party's September 18, 2000 proposal.

                  At a meeting held on September 30, 2000, the Board of Directors of the Company considered the alternative transaction structures available. The primary proposals that the board considered were GN Netcom's proposed $16.40 per share cash offer, and the other party's proposed stock-for-stock transaction with a nominal value of $17.00 per share. The Board of Directors of the Company determined that there was meaningful risk that the nominal $17.00 value would not ultimately be realized, based on many factors, including:

                  o the proposed delay in the announcement and consummation of the transaction;
                  o proposed collar mechanisms in the other party's offer which would expose the Company's stockholders to the risk of a decline in the other party's stock price;
                  o other uncertain terms and conditions contained in the proposal; and
                  o the potential reduction in the purchase price based on fees and expenses incurred in the transaction.

                  In addition, the Board of Directors of the company considered the volatility of the stock of the other party and the associated investment risks for the Company's stockholders in the event that they were to receive stock of that other party. Finally, the Board of Directors of the Company considered the risk that the Company might be unable to complete a business combination that would qualify for a pooling of interests accounting treatment, since such treatment was a condition of the other party's indication of interest.

                  After consultation with its advisors, the Board of Directors of the Company confirmed its preference for an all cash deal. Negotiations between the Company and Great Nordic continued through October 3, 2000, culminating in the Company and Great Nordic agreeing upon a form of definitive agreement to be presented for review by the Company's Board of Directors at a meeting scheduled for October 3, 2000."



                                 SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                           HELLO DIRECT, INC.



                                           By: /s/  E. Alexander Glover
                                               ---------------------------
                                           Name:   E. Alexander Glover
                                           Title:  President and Chief
                                                   Executive Officer

Dated:   October 27, 2000